                                                                 Exhibit (a)(99)


The following text contains excerpts from PeopleSoft's April 22, 2004 earnings conference call. PeopleSoft is sometimes referred to as PSFT in the text. Certain portions of the transcript that do not relate to Oracle's tender offer have been redacted.

CERTAIN NON-GAAP FINANCIAL MEASURES ARE REFERENCED IN THE PORTIONS OF THE TRANSCRIPT SET FORTH BELOW. THESE NON-GAAP FINANCIAL MEASURES ARE PRESENTED WITH AND RECONCILED TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES IN THE TABLES IMMEDIATELY FOLLOWING THESE TRANSCRIPT EXCERPTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CORPORATE PARTICIPANTS
CRAIG CONWAY
PSFT - PRESIDENT AND CEO

KEVIN PARKER
PSFT - CFO

BOB OKUNSKI
PSFT - VP Investor Relations


CONFERENCE CALL PARTICIPANTS
ERIC UPIN
WELLS FARGO SECURITIES - ANALYST

NEIL J. HERMAN
LEHMAN BROTHERS - ANALYST

TAD PIPER
PIPER JAFFRAY - ANALYST

HEATHER BELLINI
UBS WARBURG - ANALYST

BRENT THILL
PRUDENTIAL SECURITIES - ANALYST

JIM MENDELSON
SOUNDVIEW - ANALYST

ADAM HOLT
JP MORGAN - ANALYST

ROSS MACMILLAN
MORGAN STANLEY - ANALYST

JOHN TORREY
ADAMS, HARNESS & HILL - ANALYST

DAVID HILAL
FRIEDMAN, BILLINGS RAMSEY - ANALYST

NATHAN SCHNEIDERMAN
WEDBUSH MORGAN SECURITIES - ANALYST

PRESENTATION


OPERATOR

Welcome to the PeopleSoft 2004 First Quarter Earnings Conference Call. All lines will be in a listen-only mode until the question and answer session of the conference. This call is being recorded on behalf of PeopleSoft. Replays of this conference call will be available for seven days following the call by dialing 1-800-774-9244. There is no pass code needed for the replay.

I will now turn the call over to Bob Okunski, PeopleSoft's Vice President of Investor Relations. Sir, you may begin.


BOB OKUNSKI - PSFT - VP Investor Relations

Thanks, Amy. Good afternoon, everyone. This is Bob Okunski, Vice President of Investor Relations at PeopleSoft. I would like to welcome you to PeopleSoft's First Quarter 2004 Earnings Conference Call. Joining me are Craig Conway, PeopleSoft's President and CEO, and Kevin Parker, PeopleSoft's Chief Financial Officer. Before moving on to comments I would like to review our Safe Harbor language.

Our discussion today may contain forward-looking statements about PeopleSoft's goals, beliefs, expectations, or predictions for future results. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All of our forward-looking statements are as of the date of this call, and PeopleSoft undertakes no obligation to update or revise them.

The specific forward-looking statements may relate to such matters as the impact of PeopleSoft's combination with J.D. Edwards including the integration, the profitability of our operations, and the combined company's projected financial performance. Such forward-looking statements are subject to a number of risks, assumptions, and uncertainties that could cause PeopleSoft's actual results to differ materially from those projected in such forward-looking statements.

These risks, assumptions, and uncertainties include our ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies, the cost and disruption to our business arising from the Oracle tender offer, economic and political conditions in the United States and abroad, the ability to complete and deliver products and services within currently estimated timeframes and budgets, the ability to manage expenses effectively, the ability to achieve revenue from products and services that are under development, competitive and pricing pressures, and other risks referenced from time to time in PeopleSoft's filings with the Securities & Exchange Commission. Please refer to PeopleSoft's current Annual Report on Form 10-K for more information on the risk factors that could cause our actual results to differ from expectations.

During the course of this presentation we will also reference certain non-GAAP financial measures. The company uses non-GAAP financial measures which exclude adjustments related to purchase accounting and restructuring costs in analyzing financial results because we believe they provide a meaningful piece of information regarding the company's operational performance. They also facilitate comparisons to the company's historical operating results and comparisons to competitors' operating results.

The non-GAAP financial measures are not prepared in accordance with GAAP principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for or superior to measures of financial performance in accordance with GAAP. Reconciliation of GAAP to non-GAAP financial measures is included in our press release today and is also available on our web site at www.peoplesoft.com.

PeopleSoft has filed a solicitation recommendation statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read this
Schedule 14D-9, including any amendments because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's web site at www.sec.gov and from PeopleSoft's web site at www.peoplesoft.com.

With that, let me turn the call over to Kevin.


KEVIN PARKER - PSFT - CFO

Thanks, Bob.

[Text redacted]

Our first quarter pro forma operating expenses were $575m, down eight percent sequentially. Q1 pro forma operating expenses also include $12.8m of expenses related to Oracle's hostile takeover. Excluding those costs, our pro forma operating expenses would have been approximately $562m. In Q1 all Oracle related costs are reflected in G&A.

[Text redacted]

G&A expenses were $59m, up approximately $1m compared to Q4. As a percentage of revenues G&A was nine percent, up from eight percent in Q4, but consistent with our historical averages. Our G&A expenses for the quarter include our Oracle defense costs of $12.8m. G&A costs for the quarter excluding Oracle defense costs declined slightly from Q4 to $46m.

[Text redacted]

Our Q1 pro forma operating income rose 79 percent to $92m, up from $52m as compared to Q1 2003. Pro forma operating margin as a percentage of revenues was
13.8 percent compared to 11.3 percent in Q1 of 2003. Had we not been forced to incur costs associated with Oracle's offer, pro forma operating income would have been in excess of $105m, an increase of over 100 percent from Q1 2003, and our pro forma operating margin as a percentage of revenues would have been 15.8 percent, or two percentage points higher.

Our Q1 pro forma net income was $62m, an increase of 62 percent from Q1 of 2003. Q1 pro forma earnings per share were 17 cents, consistent with our guidance of 17 to 18 cents per share given in our January earnings call. Excluding the Oracle costs our Q1 pro forma net income would have been approximately $70m and our pro forma earnings per share would have been 19 cents.

Reported GAAP results for the first quarter include amounts related to our J.D. Edwards acquisition for the amortization of capitalized software and other intangibles, and restructuring charges. The inclusion of these items resulted in GAAP operating income and net income of $33m and $24m, respectively. On a GAAP basis Q1 net income per share was seven cents. Our GAAP earnings per share for the quarter were consistent with our guidance of six to seven cents per share. Excluding the Oracle related costs would have resulted in GAAP earnings per share of nine cents for the quarter.

[Text redacted]

Turning to the customer assurance program, as of March 31st the maximum potential liability associated with our customer assurance program increased by more than $400m, to approximately $2b. As appropriate, you'll see the details disclosed in the footnotes to our financial statements filed with the SEC. Of course, there is no impact to our financial statements.

[Text redacted]

I want to point out that the pro forma EPS guidance we've given here does not include any Oracle related expenses. Beginning in Q2 we'll begin excluding any external costs arising from Oracle's offer from our pro forma guidance and results. Since Oracle announced their hostile offer in June of last year PeopleSoft has incurred more than $55m in external costs defending the company. That has resulted in a reduction in our pro forma and GAAP earnings per share of over 10 cents per share in that same timeframe. While we achieved and even exceeded our goals for the company we could have done much better without this burden.

Our original full year guidance for 2004 did not anticipate we would continue to incur those costs, those additional costs beyond Q1.

Yet, as we enter Q2 we remain in the midst of a protracted legal process, forcing us to incur additional expenses. We've reached the point that we can no longer delay other important activities to offset those unwelcome costs. We currently anticipate those costs to be in the $10m to $12m range for Q2.

As a company, we remain committed to the full year guidance for revenue and pro forma earnings per share we announced in September and reaffirmed in January. In Q2 we also expect to incur additional acquisition related restructuring charges for severance and for closure of facilities of approximately $6m to $7m. Including those acquisition related costs, as well as the ongoing amortization with the acquisition, we expect our Q2 GAAP earnings per share to be in the 10 to 12 cent range. Our GAAP numbers reflect the inclusion of the Oracle related costs for Q2.

In summary, we are pleased with our performance during the quarter as we've showed significant progress in many categories. Our integration with J.D. Edwards is on plan and on track, and we will look to leverage the power of the combined company as we go through 2004.

With that, I'd like to turn the call over to Craig.


CRAIG CONWAY - PSFT - PRESIDENT AND CEO

Thank you, Kevin. Good afternoon.

[Text redacted]

Q1 was generally as expected. We anticipated the seasonal slowdown generally in line with our industry and peers. We anticipated continued cost synergies with the acquisition of J.D. Edwards. We anticipated some management distraction associated with our shareholder meeting, the U.S. Justice Department decision, and the European Commission decision.

[Text redacted]

Now, looking forward, those of you of the half-empty persuasion can certainly find space in the glass. The economy is improving but improving slowly, and so technology spending is improving slowly. You've heard that from other technology CEOs. Also, Oracle's appeal of the Justice Department decision continues to have an impact on our revenue, and will continue to be a distraction for our management team. You know, to be completely successful in this industry requires complete time and attention. It requires development meetings, marketing meetings, meetings with customers, with prospects, with analysts, and what we still don't have, complete time and attention. We don't have the use of both arms. And so I know these things will resonate with the half-empty crowd, but for those of you of the half-full persuasion the glass is at the expected level and could just as easily rise. Four reasons.

First, remember that we met financial guidance in the weakest quarter of the year, even as the company dealt with a proxy battle, a shareholder meeting complete with various shareholder initiatives, ongoing risk messaging by Oracle to the market, a significant time investment responding to the Justice Department investigation, a significant time investment responding to the European Commission investigation. None of these things were contemplated when Kevin and I shared our 2004 guidance seven months ago in New York, and yet we continue to meet that original guidance.

Second, we're now regaining the use of our second arm with the shareholder meeting behind us. The Justice Department decision behind us. With the European Commission statement of objection. And we hope the remaining distractions associated with Oracle will be fully resolved in Q2. Then in PeopleSoft we'll have full use of both arms.

Third, with the final resolution of the Oracle matter some amount of deals that have been held or deferred will be released. There will be a short-term release from the dam.

And fourth, the public sector, in particular, should resume its normal percentage of our ongoing business.

[Text redacted]

In summary, we are right where we expected to be.

Operator, I think we're ready to take questions.

QUESTION AND ANSWER


OPERATOR

Thank you. We will now begin the question-and-answer session. (Caller Instructions.)

[Text redacted]

Neil Herman of Lehman Brothers. You may ask your question.


NEIL J. HERMAN - LEHMAN BROTHERS - ANALYST

Yes, a couple of questions. One, if you could talk about what you saw from a competitive environment perspective in the first quarter if you saw any significant changes. And then, secondly, if you could talk a little bit about the seasonality of your license revenue. I think clearly, the numbers are fairly back-end loaded. If you could just give us a sense with respect to your confidence towards the end of the year.

And then, one clarification. I presume that your guidance for Q2 includes the $67m acquisition-related cost. Is that correct?


KEVIN PARKER - PSFT - CFO

To answer the questions in reverse order, on a GAAP basis it does. That's correct, Neil.


NEIL J. HERMAN - LEHMAN BROTHERS - ANALYST

Okay.


CRAIG CONWAY - PSFT - PRESIDENT AND CEO

I'll turn it back to Kevin for the back-end loaded part of the question. On the competitive front, it is more and more and more and more SAP and PeopleSoft. What's interesting is that if you saw SAP's announcement this morning, there was some celebration around strength in the U.S. With PeopleSoft, the celebration was around strength in EMEA and Asia. You know, as Kevin mentioned, we had almost 100 percent increase.

And so, when SAP's going up very, very respectably and PeopleSoft is going up year-over-year very, very respectably; if the industry isn't going up quite that amount, somebody is losing market share, and I believe the answer is Oracle. I think that what we anticipate and I think what our design objective of lining up as a battle group directly across from SAP is turning out to be the case.

In Q1, we had some very significant direct wins at SAP sites, which is always a particularly sweet win. And those include Deutschebahn in Germany, Saint-Gobain in France. And so, that's the color commentary I give you on competition.

[Text redacted]


OPERATOR

Tad Piper of Piper Jaffray. You may ask your question.

[Text redacted]


Tad Piper - PIPER JAFFRAY - ANALYST

Okay. And then, just secondly, in terms of your guidance, one of the things that you mentioned, Craig, was the fact that you believe that there is pent up demand should the Oracle overhang be resolved. Is some of the back-end loaded nature of the year making some of that assumption that you'll actually get it resolved and have a number of deals closed and do you have any ballpark figure as to -- or your number of deals, et cetera, that may be held up due to the Oracle uncertainty?


KEVIN PARKER  - PSFT - CFO

Tad, I'll answer that question in terms of the seasonality. That was not part of our thinking on, I think it was September 4th in New York when we talked about what our revenue looked like for the year. We actually expected this would be long over by now. So the seasonality does not reflect a release or a sudden change in the environment or condition that causes that to happen, but really the underlying seasonality of the business itself.


CRAIG CONWAY  - PSFT - PRESIDENT AND CEO

Yeah, I mean, I would describe it as having kind of a good news/bad news or a plus and minus. The original guidance Kevin and I gave in New York in September -- September 4th of '03, didn't contemplate at all that we would still be involved in this saga going into Q2 and probably throughout Q2.

However, on a positive side, we also didn't anticipate that with the release of that distraction, we would get some amount of flushing. So the honest answer is there's probably a positive and a negative in there. And so, I'm not sure if they'll completely counter balance or not. But, we are, I think, more excited about the official government seal of approval on the ending of the Oracle saga for what it may bring us in a release from the dam of pent up or deferred deals.

TAD PIPER - PIPER JAFFRAY - ANALYST

Can you head us down the right direction in sort of either quantifying that in any way in number of deals or any color on the effect its had or deals they're sort of holding in the wings?


CRAIG CONWAY  - PSFT - PRESIDENT AND CEO

Well, again, we can't quantify it for you. It's a bit of a moving target. We identify deals that we think are impacted. That list continues to grow, but it's also some of those deals can't wait. And they close for our competitors. And so it's a moving target, but it's always a positive number. So, you know, I list it as a positive influence on the year pending the final resolution of the final parts of the Oracle saga. You know, the Oracle saga has diminished pressure post Justice Department decision and post European Commission statement of objection, but it still hangs there. And for some customers, particularly in the public sector, it hangs still large enough to defer planned purchases for PeopleSoft.


TAD PIPER - PIPER JAFFRAY - ANALYST

Okay. So any closure of those would be over and above current guidance effectively?


KEVIN PARKER - PSFT - CFO

Yeah, I think that's a reasonable conclusion. You know, that's a pretty significant "if - then" too, Tad, so --


TAD PIPER - PIPER JAFFRAY - ANALYST

Understood. Okay. Thanks, guys.


OPERATOR

Heather Bellini of UBS. You may ask your question.


HEATHER BELLINI - UBS WARBURG - ANALYST

Hi. Thanks, Craig and Kevin. I had a couple questions, I guess, following up a little bit on Tad and Neil.

If this -- are you assuming that the Oracle situation gets resolved in the June quarter? I guess that's one question.

And the short-term relief, Craig, that you referred to, I'm assuming that's not -- Kevin wouldn't let you put that into your Q2 guidance. And then, I just want to follow up with something. But, am I right there that you're not assuming --


CRAIG CONWAY - PSFT - PRESIDENT AND CEO

[Indiscernible.] You're certainly right about the second point, Heather. On the first point, no, it should be additive as we anticipate the final resolution at the end of Q2. We've anticipated final resolutions before that have turned out to drag a bit further on, albeit at a diminished level. So we continue to be focused on the business plan we announced and focused on it without taking any liberty up or down based on the saga as it winds its way through additional court systems and things. So the best numbers relative to guidance to concentrate on are the original numbers that we gave and the ones that we are sticking by.


HEATHER BELLINI - UBS WARBURG - ANALYST

And, I guess my follow up would be this. I mean, I think people are going to be a little bit surprised by the type of license range that you gave out for the June quarter because you haven't seen -- you know, last year was a little bit of an anomaly -- you haven't seen a big increase like that in Q2. I'd have to unhide some rows in my model.

So, I guess my point is this. I mean, let's just assume -- would it be smart to think that you guys would not want to put guidance out that's aggressive for the second quarter given the fact that we get probably a decision from the judge on the Oracle DOJ ruling sometime in early July?


KEVIN PARKER - PSFT - CFO

We've actually -- Heather, we've not tried to handicap that in our plan. What we've said is that we have a business plan in place and we're working towards that plan from a products, from a market, from a sales perspective. And, in fact, if you go back and look at our results in Q1 to Q2 of 2003, you'd see a pretty strong sequential change as we move from about 83 to $111m sequentially. This is not out of the range of that sequential growth.

As you recognize too, at the same time, we described some normal seasonality to the J.D. Edwards business moving from Q4 to Q1. We expect that to come back somewhat in the Q2 timeframe. So there's a lot of moving parts in there. But, at no point in time are we trying to handicap -- you know, if a decision's in June, it's "X", and if a decision is in July it's "Y", we just have a business plan in place and that's what we're executing towards.


CRAIG CONWAY  - PSFT - PRESIDENT AND CEO

Heather, the reason that after much discussion, we tend to just focus on what our business plan is that's what we've had to do every quarter since June 6. And, we have just concentrated on making or exceeding business plan, taking in stride the ebbs and flows of what Oracle's strategy is and efforts, we tend -- we've been able to deliver on plan. And quarter-to-quarter, there's always a level of speculation starting with high speculation in Q2, pretty high speculation in Q3 that we wouldn't make these numbers. So that's why, I guess, we just concentrate on the business plan, and I guess, assume that there will be ebbs and flows relative to Oracle's acrobatics.


HEATHER BELLINI  - UBS WARBURG - ANALYST

Well, and to get to your guidance for the full year, you would have to expect a pretty nice sequential jump in the third quarter; at least, that's what it would be implying. So I guess I'm wondering, are you assuming that by the end of the third quarter, you would have some resolving and that the boost that you referred to would fall into your results?


KEVIN PARKER  - PSFT - CFO

I think that's not -- I actually don't understand the question, but that's not the way we looked at it, Heather. The honest answer is and this is the same seasonality we've been talking about for quite some time now. And this is the way we see the year playing out from a business perspective. And yes, there would be a sequential increase moving from Q2 to Q3. That's in line with how we see our pipeline laying out in terms of the traction that we're getting, in terms of up-selling and cross-selling, which continues to build over time, our product announcements and seasonality and our economic outlook. That's really what's describing that. We've not said well, if it's -- and again, we've not tried to handicap a DOJ or an EU decision in developing the plan. We didn't obviously contemplate any of this in September when we did this.

[Text redacted]


OPERATOR

Ross MacMillan of Morgan Stanley. You may ask your question.


ROSS MACMILLAN  - MORGAN STANLEY - ANALYST

Thanks. Kevin, just a quick clarification. Just on the pro forma guidance for Q2, when you say 20 to 22 cents and you exclude the Oracle expense, but you're actually going to be adding, I think you said 10 to 12m other costs or is that just 22 and you'll break out the Oracle expenses separately.


KEVIN PARKER  - PSFT - CFO

We'll break out the Oracle expenses separately. Our pro forma results that we guided to between 20 and 22 cents per share and that would be excluding Oracle-related costs, which we expect to be about $10m to $12m. Those Oracle costs would, of course, be reflected in the GAAP results that we gave and the GAAP forecast we gave.


ROSS MACMILLAN  - MORGAN STANLEY - ANALYST

Right. Are there some other costs that are coming on? You sort of intoned that there's some things you just need to do. So I'm just curious, so there's some other costs coming in to Q2 which are going to effectively fill the gap up, if you will, between the Oracle expense and --


KEVIN PARKER  - PSFT - CFO

Well, as Craig mentioned, we're investing in product development. We have a variety of new products coming out at the leadership summit that we want to make sure we've got momentum behind. And, we've gotten to the point where we're having to make choices between paying our lawyers or continuing to run the business, and that's not a choice that we think is appropriate to make, which is why we've broken it out separately.

I should also point out that all of those were Oracle costs and on an inception-to-date basis are all external costs to the company. We're not allocating any management time or internal costs to those. Those are costs that we've paid external vendors exclusively.


CRAIG CONWAY  - PSFT - PRESIDENT AND CEO

You're absolutely right that we will take that $10m, $12m and we will direct it to the business. That's why I ended with my remarks just saying we're looking forward to concentrating completely on the business, and that means investing in the products in not only their development, but their promotion and go to market costs to make them successful.

[Text redacted]

OPERATOR

David Hilal of Friedman, Billings Ramsey. You may ask your question.

[Text redacted]


DAVID HILAL  - FRIEDMAN, BILLINGS RAMSEY - ANALYST

Okay. And then finally, I mean, it sounds like a lot of your things you're doing regarding Oracle have subsided, but yet, it sounds like you're still going to spend 10 to 12m again. Explain that to me, please.


KEVIN PARKER  - PSFT - CFO

I think it would be hard to over-estimate the number of lawyers involved in this process. We have outside counsel with a variety of expertise and specialties that are advising the company and advising our board of directors on almost every aspect of it from the EU to the DOJ to their fiduciary responsibilities and board counsel and the Alameda lawsuit is also continuing to wind its way through the court system. We have litigation going on in Delaware, and it is just an ongoing cost for us. And so, we expected it to be done by this time. We had hoped it would be done, but it is obviously not.


CRAIG CONWAY  - PSFT - PRESIDENT AND CEO

They have been with us so long, they almost feel like family. But, that's not the reason that we keep them around. There is a trial beginning in June. Although that is a trial between Oracle and the Justice Department, we will be engaged as witnesses. The same thing with the European commission. They had a hearing after the statement of objection. We were engaged in that. So we're not a direct party. And, I think the good news is as you mentioned, that the management attention and I guess anxiety and frankly, the customer worry has subsided significantly. The participation in those cases, particularly the Alameda case, which is the case that we have initiated against Oracle for using the approach to harm our business, that one continues in full regalia.

[Text redacted]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PEOPLESOFT

Reconciliation of Non-GAAP to GAAP financial measures (a)
(in thousands except margin percentages and per share amounts)

                                                                          ---------  ----------
                                                                           Q1 '03     Q1 '04
                                                                          ---------  ----------
OPERATING INCOME RECONCILIATION:
Pro forma operating income                                                $ 51,783    $ 92,434
    Revenue impact of deferred maintenance write-down                            -     (24,356)
    Acquired in-process research and development charges                         -           -
    Restructuring charges                                                        -      (8,229)
    Amortization of capitalized software and intangible assets                   -     (26,919)
    Adjustments to restructuring reserves                                        -           -
                                                                          --------    --------

GAAP operating income                                                     $ 51,783    $ 32,930
                                                                          ========    ========

OPERATING MARGIN RECONCILIATION:

Pro forma operating margin                                                    11.3 %      13.8 %
    Revenue impact of deferred maintenance write-down                            -        (3.5)%
    Acquired in-process research and development charges                         -           -
    Restructuring charges                                                        -        (1.2)%
    Amortization of capitalized software and intangible assets                   -        (4.0)%
    Adjustments to restructuring reserves                                        -           -
                                                                          --------    --------
GAAP operating margin                                                       11.3 %        5.1%
                                                                          ========    ========

PROFORMA OPERATING EXPENSE RECONCILIATION:
Pro forma operating expenses                                                         $ 575,041
    Acquired in-process research and development charges                                     -
    Restructuring charges                                                                8,229
    Amortization of capitalized software and intangible assets                          26,919
    Adjustments to restructuring charges                                                     -
                                                                                     ---------
GAAP operating expense                                                               $ 610,189
                                                                                     =========

NET INCOME RECONCILIATION:
Pro forma net income                                                                 $  62,422
    Revenue impact of deferred maintenance write-down                                  (16,572)
    Acquired in-process research and development charges                                     -
    Restructuring charges                                                               (5,090)
    Amortization of capitalized software and intangible assets                         (16,555)
    Adjustments to restructuring reserves                                                    -
                                                                                     ---------
GAAP net income                                                                      $  24,205
                                                                                     =========

PEOPLESOFT

Reconciliation of Non-GAAP to GAAP financial measures (a)
(in thousands except margin percentages and per share amounts)

                                                                          ---------  ----------
                                                                           Q1 '03     Q1 '04
                                                                          ---------  ----------

NET INCOME PER SHARE RECONCILIATION:
Pro forma net income per share                                                       $    0.17
    Revenue impact of deferred maintenance write-down                                    (0.05)
    Acquired in-process research and development charges                                     -
    Restructuring charges                                                                (0.01)
    Amortization of capitalized software and intangible assets                           (0.04)
                                                                                     ---------
GAAP diluted income per share                                                        $    0.07
                                                                                     =========

IMPACT OF ORACLE RESPONSE COSTS:
General and administrative expenses excluding Oracle response costs                  $  46,265
    Oracle response costs                                                               12,810
                                                                                     ---------
GAAP general and administrative expenses                                             $  59,075
                                                                                     =========


Pro forma operating income excluding Oracle response costs                           $ 105,244
    Oracle response costs                                                              (12,810)
                                                                                     ---------
Pro forma operating income                                                              92,434
    Non-recurring items                                                                (59,504)
                                                                                     ---------
GAAP operating income                                                                $  32,930
                                                                                     =========


Pro forma operating expenses excluding Oracle response costs                         $ 562,231
    Oracle response costs                                                               12,810
                                                                                     ---------
Pro forma operating expenses                                                           575,041
    Non-recurring items                                                                 35,148
                                                                                     ---------
GAAP operating expense                                                               $ 610,189
                                                                                     =========


Pro forma net income excluding Oracle response costs                                 $  70,620
    Oracle response costs                                                               (8,198)
                                                                                     ---------
Pro forma net income                                                                    62,422
    Non-recurring items                                                                (38,217)
                                                                                     ---------
GAAP net income                                                                      $  24,205
                                                                                     =========

Pro forma operating margin excluding Oracle response costs                                15.8%
    Oracle response costs                                                                 (2.0)%
                                                                                     ---------
Pro forma operating margin                                                                13.8%
    Non-recurring items                                                                   (8.7)%
                                                                                     ---------
GAAP operating margin                                                                     5.1%
                                                                                     =========

PEOPLESOFT

Reconciliation of Non-GAAP to GAAP financial measures (a)
(in thousands except margin percentages and per share amounts)

                                                                          ---------  ----------
                                                                           Q1 '03     Q1 '04
                                                                          ---------  ----------
Pro forma net income per share excluding Oracle response costs                          $ 0.19
    Oracle response costs                                                                (0.02)
                                                                                     ----------
Pro forma net income per share                                                            0.17
    Non-recurring items                                                                  (0.10)
                                                                                     ----------
GAAP diluted income per share                                                           $ 0.07
                                                                                     =========

GAAP net income per share excluding Oracle response costs                               $ 0.09
    Oracle response costs                                                                (0.02)
                                                                                     ---------
GAAP diluted income per share                                                           $ 0.07
                                                                                     =========


Q1'04 FORECAST NET INCOME PER SHARE RECONCILIATION:
Pro forma net income per share                                                     $0.17 - 0.18
    Revenue impact of deferred maintenance write-down                                    (0.04)
    Amortization of acquired intangible assets                                           (0.05)
    Restructuring charges                                                                (0.02)
    Oracle response costs                                                                    -
                                                                                  ------------
GAAP diluted income per share                                                     $0.06 - 0.07
                                                                                  ============

Q2'04 FORECAST NET INCOME PER SHARE RECONCILIATION:
Pro forma net income per share                                                     $0.20 - 0.22
    Revenue impact of deferred maintenance write-down                                    (0.03)
    Amortization of acquired intangible assets                                           (0.04)
    Restructuring charges                                                                (0.01)
    Oracle response costs                                                                (0.02)
                                                                                  ------------
GAAP diluted income per share                                                     $0.10 - 0.12
                                                                                  ============


(a) GAAP represents accounting principles generally accepted in the United States of America

FOOTNOTES:
For a complete set of financial statements, see the Company's 2003 Annual Report of Form 10-K and quarterly filings on Form 10-Q on the Company's website located at www.peoplesoft.com.

Beginning in the second quarter of 2004, our non-GAAP financial measures will exclude Oracle response costs.